SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☒	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☐	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended__________________     Commission File Number   ___________________________

Avalon Rare Metals Inc.
(Exact name of registrant as specified in its charter)

British Columbia, Canada (Province or Other Jurisdiction of Incorporation or Organization)	Not Applicable (Primary Standard Industrial Classification Code)	Not Applicable (I.R.S. Employer Identification No.)

130 Adelaide Street West
Suite #1901
Toronto, ON M5H 3P5
(416) 364-4938
(Address and telephone number of registrant’s principal executive offices)

DL Services, Inc.
Columbia Center
701 Fifth Avenue, Suite 6100
Seattle, WA 98104-7043
(206) 903-8800
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares	None

Securities registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this form:

☐ Annual Information Form	☐ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.  ☐ Yes    ☒ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  ☐Yes     ☐ No

FORWARD LOOKING STATEMENTS

The Exhibits incorporated by reference into this Registration Statement contain forward-looking statements concerning anticipated developments in the operations of Avalon Rare Metals Inc. (the “Registrant”) in future periods, planned exploration activities, the adequacy of the Registrant’s financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. Information concerning the interpretation of drill results and mineral resource estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Annual Information Form of the Registrant filed as Exhibit 99.1 to this Registration Statement.

               The Registrant’s forward-looking statements contained in the Exhibits incorporated by reference into this Registration Statement are made as of the respective dates set forth in such Exhibits. Such forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. In preparing this Registration Statement, the Registrant has not updated such forward-looking statements to reflect any change in circumstances or in management’s beliefs, expectations or opinions that may have occurred prior to the date hereof. Nor does the Registrant assume any obligation to update such forward-looking statements in the future. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements, which are filed with this report on Form 40-F in accordance with Canadian generally accepted accounting practices (“GAAP”), and are subject to Canadian auditing and auditor independence standards and the standards of the Public Company Accounting Oversight Board. They may not be comparable to financial statements of the United States companies. Significant differences between Canadian GAAP and United States GAAP are described in Note 17 of the audited financial statements of the Registrant.

RESOURCE AND RESERVE ESTIMATES

The terms “Mineral Reserve”, “Indicated Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) CIM Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time by the CIM.  The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7 under the United States Securities Act if 1933, as amended. Under SEC Guide 7 standards, a “Final” or “Bankable” feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

                In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

                Accordingly, information contained in this report and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibit 99.1 through Exhibit 99.72, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction C.(2) of Form 40-F, the Registrant hereby incorporates by reference Exhibit 99.3, the Annual Audited Financial Statements of the Registrant for the years ended August 31, 2010, 2009 and 2008, including a reconciliation of the financial statements to U.S. Generally Accepted Accounting Principles as required by Item 18 of Form 20-F, and Exhibits 99.4, 99.5 and 99.6, the Registrant’s management’s discussion and analysis for the years ended December 31, 2010, 2009 and 2008, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed written consents of certain experts named in the foregoing Exhibits as Exhibit 99.55 through Exhibit 99.72, inclusive, as set forth in the Exhibit Index attached hereto.

The Registrant has no Off Balance Sheet Arrangements.

The following table lists as of August 31, 2010 information with respect to the Registrant’s known contractual obligations.

Contractual Obligations	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years

Long Term Debt Obligations	-	-	-	-	-
Capital Lease Obligations	-	-	-	-	-
Operating Lease Obligations	1,304,079	209,675	402,388	413,403	278,613
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities	-	-	-	-	-
Total	1,304,079	209,675	402,388	413,403	278,613

UNDERTAKINGS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of the Registration Statement on Form 40-F, the Registrant will file with the Commission a written irrevocable consent and power of attorney on Form F-X.

Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

AVALON RARE METALS INC.

By:	/s/ R. James Andersen
R. James Andersen
Vice President, Finance and Chief Financial Officer

Date: December  9, 2010

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibit	Description

Annual Information

99.1	Amended Annual Information Form of the Registrant for the year ended August 31, 2010
99.2	Annual Information Form of the Registrant for the year ended August 31, 2009
99.3	Audited annual financial statements of the Registrant and notes thereto for the years ended August 31, 2010, 2009 and 2008 together with the report of the auditors thereon and US GAAP reconciliation
99.4	Amended Management’s Discussion and Analysis for the year ended August 31, 2010
99.5	Management’s Discussion and Analysis for the year ended August 31, 2009
99.6	Management’s Discussion and Analysis for the year ended August 31, 2008

Quarterly Information

99.7	Amended interim financial statements for the nine months ended May 31, 2010
99.8	Management’s Discussion and Analysis for the nine months ended May 31, 2010
99.9	Interim Financial Statements for the six months ended February 28, 2010
99.10	Management’s Discussion and Analysis for the six months ended February 28, 2010
99.11	Interim Financial Statements for the three months ended November 30, 2009
99.12	Management’s Discussion and Analysis for the three months ended November 30, 2009

Shareholder Meeting Materials

99.13	Notice of Annual General Meeting of Shareholders dated December 7, 2009 in connection with the January 14, 2010 Annual Meeting of Shareholders
99.14
Management Information Circular of the Registrant dated as of December 7, 2009 in connection with the January 14, 2010 Annual Meeting of Shareholders and Form of Proxy for use in connection with the January 14, 2010 Annual Meeting of Shareholders

99.15	President’s Letter
99.16	Report of Voting Results from the January 14, 2010 Annual Meeting of Shareholders

Technical Reports

99.17	Amended Technical Report dated September 21, 2010 entitled “Technical Report on the Thor Lake Project, Northwest Territories, Canada”

Material Change Reports and Press Releases

99.18	News Release dated December 8, 2010
99.19	News Release dated November 30, 2010
99.20	News Release dated November 16, 2010
99.21	News Release dated October 21, 2010
99.22	News Release dated October 19, 2010
99.23	Material Change Report dated October 7, 2010
99.24	News Release dated October 5, 2010
99.25	Material Change Report dated October 4, 2010
99.26	News Release dated September 30, 2010
99.27	News Release dated September 27, 2010
99.28	News Release dated September 15, 2010
99.29	News Release dated September 14, 2010
99.30	News Release dated September 8, 2010

Exhibit	Description

99.31	News Release dated August 18, 2010
99.32	News Release dated August 17, 2010
99.33	News Release dated July 29, 2010
99.34	News Release dated July 19, 2010
99.35	News Release dated July 6, 2010
99.36	News Release dated June 21, 2010
99.37	News Release dated June 14, 2010
99.38	News Release dated May 26, 2010
99.39	News Release dated May 12, 2010
99.40	News Release dated March 29, 2010
99.41	News Release dated March 15, 2010
99.42	News Release dated March 3, 2010
99.43	Material Change Report dated February 3, 2010
99.44	News Release dated February 1, 2010
99.45	News Release dated January 14, 2010
99.46	News Release dated December 23, 2009
99.47	News Release dated November 19, 2009
99.48	News Release dated October 15, 2009
99.49	Material Change Report dated September 24, 2009
99.50	News Release dated September 24, 2009
99.51	News Release dated September 17, 2009
99.52	Material Change Report dated September 9, 2009
99.53	News Release dated September 8, 2009
99.54	Notice of Change of Auditors dated October 19, 2010

Consents

99.55	Consent of Wardrop Engineering Inc.
99.56	Consent of Jason J. Cox, P. Eng.
99.57	Consent of Christopher Moreton, Ph.D., P.Geo
99.58	Consent of John R. Goode, P. Eng.
99.59	Consent of Donald H. Hains, P. Geo.
99.60	Consent of Dr. William Mercer, Ph.D., P. Geo. (Ont), P. Geol (NWT)
99.61	Consent of Scott Wilson Roscoe Postle Associates Inc.
99.62	Consent of J.C. Pedersen, P.Geo.
99.63	Consent of Bruce Hudgins, P. Geo.
99.64	Consent of Hudgtec Consulting
99.65	Consent of Acme Analytical Laboratories (Vancouver) Ltd.
99.66	Consent of Finley Bakker, P. Geo.
99.67	Consent of J.R. Goode and Associates
99.68	Consent of ALS Laboratory Group
99.69	Consent of SGS Canada Ltd.
99.70	Consent of Donald S. Bubar, P.Geo
99.71	Consent of McCarney Greenwood LLP, Chartered Accountants
99.72	Consent of Sievert & Sawrant Schuk LLP, Chartered Accountants